Exhibit 99.1

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' The Fkst Pbcon F nil	· Registry Services	Mailing Address: PO BOX 9431 Stn Prov Gov1. Victoria BC VSW 9V3 www.corporateonline.gov.bc.ca	Location: 2nd Floor - 940 Blanshard St. Victoria BC 250 356-8626

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies
Notice of Articles

		BUSINESS CORPORATIONS ACT	RON TOWNSHEND
August 3, 2011

This Notice of Articles was issued by the Registrar on: August 3, 2011 02:36 PM Pacific Time

Incorporation Number:	BC0917140

Recognition Date and Time:	Incorporated on August 3, 2011 02:36PM Pacific Time

NOTICE OF ARTICLES

Name of Company:

NORTHISLE COPPER AND GOLD INC.

REGISTERED OFFICE INFORMATION
Mailing Address:	Delivery Address:
1OTH FLOOR, 595 HOWE STREET	1OTH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5	VANCOUVER BC V6C 2T5
CANADA	CANADA
RECORDS OFFICE INFORMATION
Mailing Address:	Delivery Address:
10TH FLOOR, 595 HOWE STREET	10TH FLOOR, 595 HOWE STREET
VANCOUVER BC V6C 2T5	VANCOUVER BC V6C 2T5
CANADA	CANADA

BC0917140 Page: 1 of 2

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
Francois, Julien

Mailing Address:	Delivery Address:
2050 - 1111 W. GEORGIA STREET	2050- 1111 W. GEORGIA STREET
VANCOUVER BC V6E4M3	VANCOUVER BC V6E 4M3
CANADA	CANADA

AUTHORIZED SHARE STRUCTURE
1. No Maximum	Common Shares	Without Par Value

Without Special Rights or
Restrictions attached

BC0917140 Page: 2 of 2